LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com
October 26, 2009
Via Edgar
Michael R. Clampitt
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	First Niagara Financial Group, Inc. Registration Statement on Form S-4 Filed October 9, 2009 File No. 333-162410
Dear Mr. Clampitt:
     On behalf of First Niagara Financial Group, Inc. (the “Company”), we are providing responses to the Staff’s letter dated October 19, 2009. The Company’s responses are set forth below and are keyed to the Staff’s comment letter.
Prospectus Cover Page
1. Revise the second paragraph to modify the phrase, “...as will not be adjusted to reflect stock price changes prior to the closing”. Noting the adjustments described on page 51, this statement should indicate “unless First Niagara’s stock price is less than $9.28...”, etc. Please also add a cross-reference to the discussion of the Merger Consideration on pages 50-51.
     The second paragraph of the Prospectus Cover Page has been revised and a cross-reference added in response to the Staff’s comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael R. Clampitt
Staff Attorney
U.S. Securities and Exchange Commission
October 26, 2009

Summary
What Harleysville National Corporation Shareholders Will Receive In the Merger, page 5
2. We note that you state that the exchange ratio, as described in the document, is subject to a downward adjustment and that First Niagara will have the right to terminate the merger agreement if such delinquent loans equal or exceed $350.0 million. Additionally, we note that you state that in the event of certain decreases in the stock price of First Niagara, Harleysville National Corporation, as described in this document, may elect to terminate the merger agreement. Please revise to add cross-references to the appropriate sections.
     Cross-references have been added in response to the Staff’s comment on page 5.
Risk Factors, page 32
The Merger Agreement May Be Terminated in Accordance With Its Terms and The Merger May Not Be Completed, page 32
3. We note that you state Harleysville may choose to terminate the merger agreement if First Niagara’s share price declines to below $9.28 with such decline being at least 20% greater than a corresponding price decline of the Nasdaq Bank Index, with no adjustment made to the exchange ratio by First Niagara. Please revise to add a cross-reference to the appropriate section. Please also revise this risk factor to discuss whether First Niagara intends to adjust the exchange ratio if Harleysville chooses to terminate the merger agreement and provide a summary of how the new adjusted exchange ratio would be determined.
     The Risk Factor has been revised and cross-references added in response to the Staff’s comment on page 33.
Harleysville National Corporation Shareholders Cannot Be Certain of the Amount of Nor the Market Value of The Merger Consideration They Will Receive, Because the Market Price of First Niagara Common Stock Will Fluctuate and The Exchange Ratio is Subject to a Downward Adjustment in the Event that Harleysville National Corporation Delinquent Loans are $237.5 Million or Greater, page 35
4. Please revise to include a cross-reference to the appropriate section.
     The Risk Factor has been revised and cross-references added in response to the Staff’s comment on page 36.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael R. Clampitt
Staff Attorney
U.S. Securities and Exchange Commission
October 26, 2009

Merger Consideration, page 50
5. It appears that the options that First Niagara would have for increasing the merger consideration if Harleysville were to terminate the agreement on page 51 and 84 are different. Please revise to use one or the other, either the disclosure in the last paragraph under Merger Consideration on page 51 or the last paragraph on page 84.
     The “Merger Consideration” disclosure on pages 51 and 84 have been revised in response to the Staff’s comment.
*  *  *  *
     We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,
/s/ Marc Levy

Marc Levy

cc:	John R. Koelmel, President and Chief Executive Officer First Niagara Financial Group, Inc.